VITESSE ENERGY, INC.

9200 E Mineral Ave, Suite 200,

Centennial, Colorado 80112

(720) 361-2500

October 12, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg
Office of Energy & Transportation

	Re:	Vitesse Energy, Inc.
Draft Registration Statement on Form 10-12B
Submitted August 30, 2022
CIK No. 0001944558

Ladies and Gentlemen:

Set forth below are the responses of Vitesse Energy, Inc. (“we,” “our” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided in the Commission’s letter dated on September 27, 2022 with respect to the Company’s initial Draft Registration Statement on Form 10-12B (the “Initial Registration Statement”), confidentially submitted to the Commission on August 30, 2022. We are confidentially submitting this response letter via EDGAR and are concurrently delivering it to the Staff via email.

In connection with this response letter, the Company has confidentially submitted Amendment No. 1 to the Draft Registration Statement on Form 10-12B (the “Amended Registration Statement”) to the Commission today via EDGAR. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments. The Company has also submitted to the Staff, simultaneously with the confidential submission of the Amended Registration Statement, a cover letter confirming that the Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

For your convenience, we have summarized below in bold type each of the Staff’s comments. The Company’s response to each comment is set forth immediately below the text of each comment. Unless otherwise specified, all page numbers in the Company’s responses below correspond to pages of the preliminary information statement filed as Exhibit 99.1 to the Amended Registration Statement. Terms not otherwise defined in this response letter have the meaning set forth in the Amended Registration Statement.

Draft Registration Statement on Form 10-12B

Summary

Our Business Strategy, page 3

1.	You refer to cash distribution payments during 2019, 2020 and 2021. However, we were unable to locate the amount for 2020 here. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 47, 84 and 116 to clarify that Vitesse Energy, LLC (“Vitesse Energy”) made no cash distribution payments in 2020.

2.

We note the disclosure that you “are committed to ESG initiatives and seek a culture of improvement in ESG practices.” You further state that to help strengthen your ESG performance, you have “implemented compensation practices focused on value creation and aligned with stockholder interests.” Revise to provide context for this statement by substantiating and explaining how your compensation practices strengthen your ESG performance.

RESPONSE: In response to the Staff’s comment, the Company has removed the disclosure pertaining to ESG performance and compensation practices on pages 4 and 84, as the terms of, and policies related to, the Company’s long-term incentive plan have not yet been determined.

Risk Factors, page 25

3.	Please tell us what consideration you have given to including a risk factor regarding your recent net loss.

RESPONSE: In response to the Staff’s comment, the Company has added a new risk factor entitled “We have incurred net losses in the past, in part due to fluctuations in oil and gas prices, and we may incur such losses again in the future” on page 36. In addition, we respectfully advise the Staff that, because the Amended Registration Statement includes Unaudited Condensed Consolidated Statements of Operations for the nine months ended August 31, 2022, during which period the Company recorded net income, the net loss reflected in the Initial Registration Statement for the six months ended May 31, 2022 will no longer be disclosed in the interim financial statements included in the Amended Registration Statement.

Inflation could adversely impact our ability to control our costs, including the operating expenses and capital costs of our operators, page 42

4.

You state that inflation could increase your costs and that you might be unable to recover higher costs through higher oil and natural gas prices and revenues. In addition, we note your discussion at page 114 that in 2022 you expect higher costs for materials, services, and personnel. Please update this risk factor and MD&A if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 117. In addition, the Company respectfully advises the Staff that, although drilling and completion costs increased by approximately 5% during the nine months ended August 31, 2022, such increased drilling and completion costs were more than offset by increased oil and gas prices during that period. As a result, the Company’s operations have not been materially impacted by recent inflationary pressures.

Conditions to the Spin-Off, page 62

5.

We note the question at page 16 “Q: What are the material U.S. federal income tax consequences to me of the Distribution?” and your response indicating that the referenced ruling and opinion are conditions to the completion of the Distribution. Please revise the discussion which follows in the first paragraph after the bulleted list of conditions at pages 15 and 63 to clarify whether the receipt of either the IRS Ruling or the written opinion of Morgan, Lewis & Bockius LLP may be waived and discuss any material consequences of such waivers. To the extent that a material condition (including but not limited to the tax opinions) is waived or changed, please tell us how the parties intend to communicate such waiver or change to shareholders.

RESPONSE: In response to the Staff’s comment with respect to the waiver of the receipt of either the IRS Ruling or the written opinion of Morgan, Lewis & Bockius LLP and the material consequences of such waivers, the Company has revised the disclosure on pages 15, 22-23 and 65.

With respect to the Staff’s comment regarding how the Company and Jefferies Financial Group Inc. (“Jefferies”) intend to communicate any waiver of a material condition (including but not limited to the IRS Ruling and the written opinion of Morgan, Lewis & Bockius LLP) to shareholders, we respectfully submit that the disclosure previously included on the above-referenced pages satisfies the Staff’s request. For example, see the disclosure on page 15: “If the Jefferies Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to Jefferies shareholders, Jefferies will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the Jefferies Board waives a condition after this Registration Statement becomes effective and such waiver is material to Jefferies shareholders, Jefferies will communicate such change to Jefferies shareholders by filing a Current Report on Form 8-K describing the change.”

Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Presentation, page 74

6.

The figure for the standardized measure of $601,613 for VE Historical shown on pages 77, 85 and F-41 appears to be inconsistent with the comparable figure of $602,934 shown on page 79 and in the reserves report filed as Exhibit 99.2. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 82 and has filed a revised reserves report as Exhibit 99.2 to the Amended Registration Statement to resolve the inconsistency associated with standardized measure.

7.

We note your description in the submission of pre-spin-off transactions, which appear to result in elimination of all Members’ Equity and Redeemable Management Incentive Units. In addition, we note disclosure on page 31 that “Prior to completion of the Spin-Off, we expect to approve an equity incentive plan that will provide for the grant of equity-based awards to our directors, officers and other employees, including equity grants that are expected to be made upon completion of the Spin-Off.” Please tell us why these transactions are not reflected in your pro forma presentation.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that, as noted above in response to Staff comment 2, the terms of, and initial grants to be made under, the Company’s long-term incentive plan have not yet been determined. Once this information is determined, we will expand our disclosure in an amendment to the Amended Registration Statement to include information concerning the elimination of the Management Incentive Units of Vitesse Energy and Vitesse Oil, LLC (“Vitesse Oil”), as well as the terms of, and any initial grants to be made under, the Company’s long-term incentive plan. In response to the Staff’s comment, the Company has revised the disclosure on page 77.

Note 1. VO Transaction, page 74

8.

The annual footnotes to the financial statements of Vitesse Energy, LLC state that prior to the spin off transaction, Vitesse Energy, LLC is owned 97.5% by affiliates of Jefferies Financial Group and 2.5% by 3B Energy, an entity owned by Bob Gerrity and Brian Cree. Within the definitions on page v, Vitesse Oil, LLC appears to be owned in the majority by Jefferies Capital Partners and in the minority by Gerrity Bakken, an entity owned by Bob Gerrity. Based on the current equity ownership of Vitesse Energy, LLC and Vitesse Oil, LLC prior to the spin off, please explain and provide detailed support for your conclusions as to whether these entities are under common control. In your response, support your accounting for the VO Transaction as a business combination under the acquisition method of accounting in accordance with FASB ASC 805.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Vitesse Energy and Vitesse Oil are not entities under common control. A common control transaction is typically a transfer of net assets or an exchange of equity interests between entities under the control of the same parent.

Prior to the Spin-Off, Vitesse Energy is owned 97.5% by Jefferies, a publicly traded company, and is included in Jefferies’ consolidated results. Jefferies owns non-controlling interests in the two Jefferies Capital Partners funds that have a majority interest in Vitesse Oil, and Jefferies owns non-controlling interests in the manager and general partners of those two funds. As Jefferies’ interest in the two funds, related manager and general partners is non-controlling, Jefferies does not consolidate any of the funds, manager or general partners that have interests in Vitesse Oil. Jefferies therefore controls Vitesse Energy but does not control Vitesse Oil, which also makes Vitesse Energy and Vitesse Oil entities not under common control prior to the VO Transaction.

With respect to accounting for the VO Transaction as a business combination, we considered the guidance within Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-10-55-15, which precludes a newly formed entity, such as the Company, that only issues equity instruments from being identified as the accounting acquirer because it is deemed to have no economic substance. The newly formed entity, therefore, is disregarded for accounting purposes, and one of the combining entities should be identified as the accounting acquirer. Vitesse Energy was determined to be the predecessor of the Company, as Vitesse Energy is significantly larger than Vitesse Oil and the holders of the capital and profits interests in Vitesse Energy are expected to be issued over 80% of the shares of common stock of the Company in exchange for their transfer of such capital and profits interests to the Company immediately prior to the Spin-Off. Accordingly, we determined that for accounting purposes, the substance of the Spin-Off and related transactions is an acquisition of Vitesse Oil by Vitesse Energy.

9.

On a related matter, please explain the relationship between Vitesse Oil, LLC and Vitesse Oil, Inc. We note your disclosure on page F-25 that Vitesse Oil, Inc. is a consolidated subsidiary of Vitesse Energy, LLC.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no relationship between Vitesse Oil and Vitesse Oil, Inc. (“Vitesse Inc.”) other than indirectly through Vitesse Oil’s services agreement relationship with Vitesse Management Company LLC (“Vitesse Management”). Vitesse Energy and Vitesse Inc. hold 99% and 1%, respectively, of the outstanding equity interests of Vitesse Management. However, Vitesse Oil has no ownership interest in Vitesse Inc. Vitesse Energy owns 100% of the outstanding equity interests of Vitesse Inc., and Vitesse Inc. is a consolidated subsidiary of Vitesse Energy.

Note 2. Pre-Spin-Off Transactions, page 74

10.	We note you have not recorded pro forma adjustments related to the New Revolving Credit Facility because it is expected to be similar in aggregate size to the Existing Revolving

Credit Facility. However, disclose whether pro forma adjustments are required to reflect interest expense under the anticipated interest rate of the New Revolving Credit Facility as compared to the interest expense recorded under the Existing Revolving Credit Facility and Vitesse Oil Revolving Credit Facility.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 to reflect our expectation that, based on dialogue with the proposed administrative agent of the New Revolving Credit Facility, the terms (including the fees, the interest rate margin and the market-based indices that such interest rate is tied to under such facility) of the New Revolving Credit Facility will be similar to those of the Existing Revolving Credit Facility, and, thus, the Company believes that no pro forma adjustments are required to reflect changes in interest expense.

11.

Please revise to make clear that the estimated transaction costs reflected by pro forma adjustment 2(e) will not recur in the income of the registrant beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 77 to clarify that the transaction costs are not expected to recur beyond twelve months after the Spin-Off.

Note 3. Income Taxes, page 75

12.	Please revise your explanation in pro forma adjustment 3(g) to explain the nature of the pro forma adjustments that resulted in the $61.9 million increase to the net deferred tax liability.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 77. The Company respectfully advises the Staff that the deferred tax liability results from taxable temporary differences related to the financial accounting versus tax basis of Vitesse Energy and Vitesse Oil. The Vitesse Energy acquisition is expected to qualify for tax deferred treatment under Sections 368(a)(1)(D) and 351 of the Code, with the carryover tax basis being lower than the historical financial accounting basis. The VO Transaction was accounted for as a business combination under the acquisition method of accounting and is expected to qualify as a tax deferred transaction for income tax purposes under Section 351 of the Code. Accordingly, the VO Transaction reflects the assumption of a deferred tax liability in connection with the acquisition, as the carryover tax basis is lower than the financial accounting basis. The lower tax bases for both Vitesse Energy and Vitesse Oil result primarily from the ability to deduct intangible drilling costs and depreciation on an accelerated basis for income tax purposes.

Additional adjustments to the carryover tax basis are expected, which will impact the amount of the deferred tax liability. Expected increases in the carryover tax basis relate primarily to partner elections to capitalize a portion of the intangible drilling costs and the anticipated step-up in tax basis resulting from the exchange of Management Incentive Units and equity units of Vitesse Energy in satisfaction of loans from Vitesse Energy Finance.

Business

Our Company, page 78

13.

Please expand the disclosure in footnote (3) to the tables on pages 79 and 85 to provide the nearest GAAP measure to PV-10. Refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. Additionally, please revise the PV-10 amounts disclosed in the table on page 79 or tell us why they are inconsistent with the reconciliation of PV-10 on page 69.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 88 and 89 to provide the nearest GAAP measure to PV-10. In addition, the Company has revised the PV-10 amounts disclosed in the table on page 82 so they are consistent with the reconciliation of PV-10 on page 71.

14.

Please revise your disclosure to remove estimates based on the arithmetic summation of information relating to the individual estimates from proved, probable and/or possible reserve categories, such the disclosure on page 80 of 160,000 MBoe of incremental reserves attributed to drilling locations not currently classified as proved and the disclosure on page 38 that approximately 7.4% of your estimated net proved, probable and possible reserves volumes were classified as proved undeveloped.

Additionally, please remove references to estimates of probable and possible reserves not disclosed in your filing or in Exhibit 99.2, such as the disclosure on page 7 that your estimated proved, probable and possible reserves may prove to be inaccurate and the disclosure on page 35 that your estimated proved, probable and possible reserves are based on many assumptions that may prove to be inaccurate.

For additional guidance on these issues, please refer to Question 105.01 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules and Item 1202(a)(1) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 36, 37, 40, 83 and 90.

Reserves

Proved Undeveloped Reserves, page 86

15.

Please expand your narrative explanations of the changes in proved undeveloped reserves to reconcile the overall change for each line by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully reconciled and explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan, and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

We also note various inconsistencies in the disclosure of the net quantities and the explanations for the revisions to the previous estimates of your proved undeveloped reserves throughout your filing. For example, the disclosure on page 86 indicates a downward revision of 6,875 MBoe related to reducing the number of undeveloped drilling locations due to a slower than expected recovery of rig activity in the Williston Basin; however, the disclosure on page 76 indicates a downward revision of 7,399 MBoe for the same reason. Furthermore, the disclosure on page F-40 indicates a downward revision of 7.4 MMBoe related to the removal of undeveloped drilling locations due to a slower than expected recovery of rig activity in the Williston Basin and downward adjustments resulting from the removal of undeveloped drilling locations related to the SEC 5-year development rule. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 79, F-40 and F-41 to expand narrative explanations of the changes in reserves to reconcile overall changes and to correct the inconsistencies noted by the Staff.

Production, Price and Production Expenses, page 88

16.

Please expand the disclosure of your production, by individual product type, to present the information for each field that contains 15% of more of your total proved reserves for each fiscal period presented. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 91 to reflect production information, by individual product type, for each field that contains 15% or more of our total proved reserves for each fiscal period presented.

Drilling and Development Activity, page 89

17.

Please revise your presentation format to present the number of gross and net productive wells at the end of the current fiscal year, expressed separately as either oil wells or gas wells based on the primary product to be produced. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that because productive wells are classified as oil or natural gas wells according to the predominant production stream, all of Vitesse Energy’s productive wells as of August 31, 2022 were classified as oil wells, although they also produce natural gas. In response to the Staff’s comment, the Company has revised the disclosure on page 93 to indicate that the gross and net productive wells presented as of August 31, 2022 include productive oil wells only.

18.

Please expand your disclosure of (i) the number of gross and net productive and dry development and exploratory wells drilled, (ii) the total number of gross and net productive wells, and (iii) the total gross and net developed and undeveloped acreage to include the figures relating to your royalty interests to comply with the disclosure requirements in Item 1205(a) and Items 1208(a) and (b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 93 to include our royalty interests, at the request of the Staff, in addition to the requirements set forth in Item 1208(c)(1)-(2) of Regulation S-K.

Acreage, page 89

19.	Please expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 93.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Principal Components of Our Cost Structure

Interest expense, page 100

20.

We note your statement that you incur interest expense that is affected by fluctuations in interest rates and your financing decisions. Please expand your discussion of interest rates to describe their impact on VEs financial condition, including its balance sheet. For example, given rising rates, describe any resulting impacts on accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 103 to clarify that higher interest rates are not expected to have any direct impacts on our financial condition or balance sheet, including accounts payable, long-term debt or accrued expense balances. In addition, we have expanded our disclosure to describe that the Company funds higher interest expense through cash flow from operations.

Results of Operations, page 102

21.

Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 303 of Regulation S-K. For example, we note the increase in production expense on page 106 is attributed to workovers and costs related to infrastructure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 106, 107 and 109. The Company evaluated fluctuations in revenue, expense and production data for the periods presented to identify items where material changes within a line item offset one another or where material changes were not quantified. The additional information provided on the aforementioned pages primarily relates to the quantification of fluctuations in production expenses. No other material items were identified for disclosure under Item 303 of Regulation S-K. The Company’s management will monitor the disclosure in future filings and add quantitative disclosure when multiple material items impact fluctuations or material offsetting items are causal.

Critical Accounting Policies and Estimates, page 114

22.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K and the related Instruction 3 to paragraph (b) of Item 303.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 118. The Company respectfully advises the Staff that it considered the implications of uncertainties underlying our critical accounting policies and estimates pursuant to Item 303(b)(3) of Regulation S-K. As part of that effort, we determined that all material implications concerning proved oil and natural gas reserves and oil and natural gas properties has been disclosed. In addition, we determined that additional disclosure concerning unit-based compensation would be appropriate, as fluctuations in estimates around future oil and natural gas prices and the resultant impacts on the fair value of awards have materially impacted our historical results.

Unit-based Compensation, page 115

23.

We note your reference to the use of a third party valuation expert to determine your fair market value. Please revise your disclosure to identify the expert. Alternatively, you may remove reference to the use of a third party valuation expert.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 118 to clarify the procedures used for determining fair market value and removed the reference to the use of a third-party valuation expert.

Certain Relationships and Related Party Transactions, page 132

24.

Disclose in necessary detail here and in the Risk Factors section the potential amount payable to Jefferies in all circumstances due to indemnification. In that regard, at page 26 you include a risk factor titled: “We could have an indemnification obligation to Jefferies if the Distribution were determined not to qualify for tax-free treatment for U.S. federal tax purposes, which could materially adversely affect our business, financial condition and results of operations.” The text of the risk factor refers the reader to the forthcoming Certain Relationships disclosure. Also revise the caption to more precisely identify the scope of the risk.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27 to describe the Company’s current expectation of the scope of the Company’s indemnification obligation under the tax matters agreement. As stated in the disclosure, the Company will summarize the terms of the tax matters agreement when finalized in an amendment to the Amended Registration Statement.

25.

With a view to expanded disclosure, please explain to us in necessary detail the pertinent ownership levels for purposes of the analysis related to a 50% or more ownership change as referenced in the “indemnification obligation” risk factor. That risk factor states in part: “In addition, even if the Distribution were otherwise to qualify as a tax-free transaction . . . the Distribution would be taxable to Jefferies . . . pursuant to Section 355(e) of the Code if there were a 50% or greater change in ownership of either Jefferies or Vitesse, directly or indirectly, as part of a plan or series of related transactions that included the Distribution…. If the Distribution were taxable to Jefferies due to such a 50% or greater change in ownership, we could be required to indemnify Jefferies for the resulting tax liability. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27.

Separation and Distribution Agreement, page 132

26.

Once available, please revise to include the material terms of the separation and distribution agreement. We note your disclosure that you “may include additional details on its terms” in an amendment to the Registration Statement on Form 10, of which this Information Statement is a part.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 135 to indicate that the Company intends to include additional details regarding the terms of the Separation and Distribution Agreement, to the extent material, in an amendment to the Amended Registration Statement.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 136

27.

We note the disclosure at page 32 that the rights associated with your common stock will differ from the rights associated with Jefferies common stock and that the rights of Jefferies shareholders are governed by New York law, while the rights of your stockholders will be governed by Delaware law. Given your disclosure at page 32, please revise here to highlight the material differences between New York and Delaware law pertaining to rights of your stockholders.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure in a new section entitled “Comparison of Rights of Jefferies Shareholders and Vitesse Stockholders” beginning on page 142 to expand on, and provide additional clarity as to the rights associated with, the common stock of Jefferies and the Company.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Oil and Gas Properties, page F-26

28.

We note your accounting policy stating that “costs associated with the acquisition, drilling, and equipping of successful exploratory wells and costs of successful and unsuccessful development wells are capitalized and depleted, net of estimated salvage values, using the units-of-production method on the basis of a reasonable aggregation of properties within a common geological structural feature or stratigraphic condition, such as a reservoir or field.” Please revise your disclosure to clarify your policy for the depletion of capitalized acquisition costs versus capitalized costs of exploratory wells and exploratory-type stratigraphic test wells and capitalized development costs. Refer to FASB ASC 932-360-35-6 and 7.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 118. In addition, we respectfully advise the Staff that in our audited consolidated financial statements for our 2022 fiscal year, we will expand our disclosure related to the depletion of oil and gas properties within the notes to such financial statements to include additional detail with respect to the applicable reserve base used to calculate depletion. Our proposed disclosure is as follows (marked for changes to the disclosure contained in the Initial Registration Statement):

Note 2—Significant Accounting Policies

Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas activities. Under this method of accounting, costs associated with the acquisition, drilling, and equipping of successful exploratory wells and costs of successful and unsuccessful development wells are capitalized and depleted, net of estimated salvage values, using the units-of-production method on the basis of a reasonable aggregation of properties within a common geological structural feature or stratigraphic condition, such as a reservoir or field. The reserve base used to calculate depletion of leasehold acquisition costs and acquisition costs of properties that have been assigned proved reserves is the sum of proved developed reserves and proved undeveloped reserves. With respect to successful exploration and development drilling and completion costs, which include well equipment costs, the reserve base includes only proved developed reserves.

Note 9 - Related Party Transactions, page F-32

29.

We note the disclosure indicating that Vitesse Energy received its share of fees from JETX of approximately $2.4 million and classified this as a reduction to general and administrative expenses. Please explain your basis for reducing general and administrative expenses for net fees received for the provision of services. Additionally, in your response, please tell us whether the services agreement with JETX is expected to continue after the spin off and how you considered the impact of this agreement in your pro forma financial statements.

RESPONSE: We record all of the general and administrative costs incurred by employees of Vitesse Management, a consolidated subsidiary of Vitesse Energy, within general and administrative costs in Vitesse Energy’s consolidated financial statements. These general and administrative costs include those incurred in performing management services for JETX Energy, LLC (“JETX”). We account for the service provider fee received from JETX as a reimbursement of cost. In this regard, we do not consider JETX to be a customer of Vitesse Energy in accordance with FASB ASC 606, as management services are not an output of Vitesse Energy’s ordinary activities, and we do not consider the service provider fee to be indicative of income.

The Company expects that the services agreement with JETX will continue after the completion of the Spin-Off. As a result, the Company has not included an adjustment related to such services agreement in the unaudited pro forma condensed combined financial statements.

Supplemental Oil and Gas Information (Unaudited)

Oil and Natural Gas Reserve Data, page F-39

30.

Please expand your narrative explanations of the changes in total proved reserves to separately identify and quantify each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. In particular, disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in FASB ASC 932-235-50-5. This comment also applies to the disclosure of the changes in proved reserves for Vitesse Energy and Vitesse Oil on pages 76 through 77.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages F-40 and F-41.

31.

Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90.

Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-41

32.

Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. This comment also applies to the disclosure of the standardized measure for Vitesse Energy and Vitesse Oil LLC shown throughout your filing, including the disclosure on pages 77, 79 and 85.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages vi and F-41 to clarify that the standardized measure includes all estimated future costs to settle asset retirement obligations.

33.

If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise the disclosure throughout your filing to include these costs. Refer to the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” under

Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the standardized measure for each period presented includes all estimated future costs to settle asset retirement obligations (including the costs related to our proved undeveloped reserves).

Exhibits

34.

The disclosure in Exhibit 99.2 does not appear to address all of the requirements of the reserves report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include disclosure addressing the following points:

•	The purpose for which the report was prepared, e.g., for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

•	An explanation of the types of costs included in the line item “Other Deductions” as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).

RESPONSE: In response to the Staff’s comment, the Company has filed a revised reserves report as Exhibit 99.2 to the Amended Registration Statement.

35.	In conjunction with obtaining a revised reserve report, also address the following points:

•

Your filing discloses proved reserves for the fiscal year ended November 30, 2021, based on the unweighted arithmetic average of the first-day-of-the-month price starting December 1, 2020 and ending November 1, 2021, but your third party proved reserve report, filed as Exhibit 99.2, uses an effective date as of December 1, 2021. Please note SEC proved reserve evaluations, based on historical average prices and costs, should use an effective date “as of the end of a time period,” e.g., as of November 30, 2021. The reserve report should be revised to conform to the appropriate effective date. Refer to the disclosure requirements in Item 1202(a) of Regulation S-K.

•

The reserves report refers to an Appendix under the heading “Reserve Estimation Methods” on page 3 which is not provided. The reserve report should revised to include the Appendix, or alternatively, remove the reference if you do not intend to include this supplemental information with your filed reserve report.

RESPONSE: In response to the Staff’s comment, the Company has filed a revised reserves report as Exhibit 99.2 to the Amended Registration Statement.

36.

We note the discussion on page 4 indicates that a reserve category of PDNP was applied to drilled uncompleted horizontal wells. Please tell the rationale for classifying the reserves attributed to drilled uncompleted wells as developed reserves. Refer to Rule 410(a)(6) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that page 4 of the reserve report attached as Exhibit 99.2 to the Initial Registration Statement inadvertently stated that a reserve category of PDNP was applied to drilled uncompleted horizontal wells, which was incorrect. In response to the Staff’s comment, the Company has filed a revised reserves report as Exhibit 99.2 to the Amended Registration Statement, which now correctly states that a reserve category of PDNP was applied to “certain drilled horizontal wells . . . based on the proximity to commercial production and geologic control.” To further clarify, our approach to promoting wells from PUD to PDNP as a non-operated working interest owner includes analysis of actual cost data received by well, field level activity well reports, and other information from our operators and state regulatory agencies. In addition, we consider historical data comprising spud date to first production when more direct information is not available to determine the appropriate reserve category.

General

37.

We note the disclosure that your business strategy is focused on creating long-term stockholder value through the profitable acquisition, development and production of oil and natural gas assets at attractive rates of return, while maintaining a strong and conservative balance sheet and distributing a “meaningful and growing portion of [y]our free cash flow to [y]our stockholders.” You further disclose that following the Distribution, you expect that Vitesse will pay a “regular cash dividend on a quarterly basis.” However, you also disclose at page 6 that although you expect to pay dividends, you cannot provide assurance that you will pay dividends on your common stock, and your indebtedness may limit your ability to pay dividends on your common stock. If you retain such disclosure, please revise your disclosure to explain how you define “meaningful and growing” portion of your free cash flow from operations each quarter, and provide a basis for such disclosure given your current dividend disclosure that you have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect your Board’s policy.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 7, 16, 24, 46, 47, 66, 83, 84, 101 and 138 to clarify our intended future practice as to cash distributions.

* * * * *

If you have any questions or comments with respect to the foregoing or if any additional supplemental information is required by the Staff, please do not hesitate to contact the undersigned at (720) 361-2500 or Michael Swidler of Baker Botts L.L.P. at (212) 408-2511.

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc: Michael Swidler, Baker Botts L.L.P.